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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or
13(e)(1) of the Securities Exchange Act of 1934

GLEACHER & COMPANY, INC.
(Name of Issuer)

Gleacher & Company, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 Par Value
(Title of Class of Securities)

377341102
(CUSIP Number of Class of Securities)

Patricia Arciero-Craig
General Counsel and Secretary
1290 Avenue of the Americas
New York, New York 10104
(212) 273-7100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:

Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen, & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$15,500,000	$1,799.55

*
Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated assuming that 10 million outstanding shares of Common Stock, par value $0.01, are being purchased at the maximum possible tender offer price of $1.55 per share.

**
The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00011610.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form of Registration No.:
Filing Party:
Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to the tender offer by Gleacher & Company, Inc., a Delaware corporation ("Gleacher" or the "Company"), to purchase up to 10 million shares of its common stock, $0.01 par value per share (the "Shares"), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price per Share of not less than $1.30 and not more than $1.55, net to the seller in cash, without interest and subject to any applicable withholding taxes. Gleacher's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (a)(1)(B), which together, as each may be amended or supplemented from time to time, constitute the "Tender Offer." The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth under "Summary Term Sheet" in the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) The name of the issuer is Gleacher & Company, Inc. The address and telephone number of Gleacher is set forth under Item 3.

        (b) Reference is made to the information set forth under "Introduction" in the Offer to Purchase, which is incorporated herein by reference.

        (c) Reference is made to the information set forth in the Offer to Purchase under Section 8 ("Price Range of Shares; Dividends"), which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        Gleacher is the filing person. The address of Gleacher's principal executive office is 1290 Avenue of the Americas, New York, New York, 10104. The telephone number of Gleacher's principal executive office is (212) 273-7100. Reference is made to the information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

  •
  Summary Term Sheet;

  •
  Introduction;

  •
  Section 1 ("Number of Shares; Proration");

  •
  Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 7 ("Conditions of the Tender Offer");

  •
  Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 13 ("Certain U.S. Federal Income Tax Consequences"); and

  •
  Section 14 ("Extension of the Tender Offer; Termination; Amendment").

        (b) Reference is made to the information set forth under "Introduction" in the Offer to Purchase and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (b) and (c) Reference is made to the information set forth in the "Summary Term Sheet," under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Reference is made to the information set forth under Section 9 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) and (b) Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        Reference is made to the information set forth in the "Summary Term Sheet" and under Section 15 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a) Reference is made to the information set forth in Section 10 ("Certain Information Concerning Us"), Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 12 ("Legal Matters; Regulatory Approvals") in the Offer to Purchase, which is incorporated herein by reference.

        (b) Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 14, 2011.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 14, 2011.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 14, 2011
(a)(1)(F)	Letter from Standard Retirement Services to participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan, dated September 14, 2011.
(a)(1)(G)	Direction form for participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated September 14, 2011.
(b)(1)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of March 2, 2009, among Broadpoint Securities Group, Inc., Magnolia Advisory LLC, Gleacher Partners Inc., certain stockholders of Gleacher Partners Inc. and each of the holders of interests in Gleacher Holdings LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 4, 2009).
(d)(2)	Registration Rights Agreement, dated as of June 5, 2009, between Broadpoint Securities Group, Inc. and Eric J. Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 8, 2009).
(d)(3)	Registration Rights Agreement, dated as of September 21, 2007, by and among First Albany Companies Inc., MatlinPatterson FA Acquisition LLC, Robert M. Tirschwell and Robert M. Fine (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 27, 2007 and incorporated herein by reference).
(d)(4)	Amendment No. 1 to Registration Rights Agreement dated as of March 4, 2008 by and among the Company, MatlinPatterson FA Acquisition LLC, Robert M. Tirschwell and Robert M. Fine (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed March 6, 2008 and incorporated herein by reference).
(d)(5)	First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees effective January 1, 2005 (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(6)	First Albany Companies Inc. 1999 Long-Term Incentive Plan, as amended (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(7)	Broadpoint Securities Group, Inc. Senior Management Bonus Plan effective January 1, 2008 (filed as Exhibit B to the Company's Proxy Statement on Schedule 14A filed April 28, 2008 and incorporated herein by reference).

Exhibit No.	Description
(d)(8)	First Albany Companies Inc. 2001 Long Term Incentive Plan dated October 18, 2001 (filed as Exhibit 99.A to the Company's Registration Statement on form S-8 filed July 31, 2002 (File No. 333-97467) and incorporated herein by reference).
(d)(9)	First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees effective January 1, 2005 (filed as Exhibit 4(f) to the Company's Registration Statement on Form S-8 filed January 10, 2005 (File No. 333-121928) and incorporated herein by reference).
(d)(10)	Restricted Share Award Agreement dated June 30, 2006 between First Albany Companies Inc. and Peter McNierney (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(11)	Form of Restricted Stock Agreement pursuant to the Gleacher & Company, Inc. 2003 Non-Employee Directors' Stock Plan (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(12)	Form of Restricted Stock Unit Agreement pursuant to the 2007 Incentive Compensation Plan (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed September 27, 2007 and incorporated herein by reference).
(d)(13)	2007 Incentive Compensation Plan Restricted Stock Units Agreement dated as of March 4, 2008 between the Company and Lee Fensterstock (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed March 6, 2008 and incorporated herein by reference).
(d)(14)	Restricted Stock Unit Agreement between the Company and Robert Turner (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(15)	Description of Non-Employee Director Compensation As Set By Board of Directors—Effective September 21, 2007, (filed as Exhibit 10.69 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(16)	Non-Compete and Non-Solicit Agreement dated as of September 21, 2007 by and between First Albany Companies, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.70 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(17)	Addendum to Non-Compete and Non-Solicit Agreement dated as of September 21, 2007 by and between First Albany Companies, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.71 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(18)	Preferred Stock Purchase Agreement with Mast Credit Opportunities I Master Fund Limited by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(19)	Common Stock Purchase Warrant, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(20)	Registration Rights Agreement, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(21)	Preemptive Rights Agreement, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).

Exhibit No.	Description
(d)(22)	Restricted Stock Unit Agreement dated June 30, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.84 to the Company's Quarterly Report on Form 10-Q filed August 14, 2008 and incorporated herein by reference).
(d)(23)	Restricted Stock Unit Agreement dated June 30, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.85 to the Company's Quarterly Report on Form 10-Q filed August 14, 2008 and incorporated herein by reference).
(d)(24)	Stock Purchase Agreement by and among Broadpoint Securities Group, Inc., American Technology Research Holdings, Inc., Richard J. Prati, Curtis L. Snyder, Richard Brown, Robert Sanderson and Bradley Gastwirth, dated as of September 2, 2008 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed September 5, 2008 and incorporated herein by reference).
(d)(25)	Non-Compete and Non-Solicit Agreement dated as of March 2, 2009 by and between Broadpoint Securities Group, Inc. and Eric Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 4, 2009 and incorporated herein by reference).
(d)(26)	Employment Agreement dated as of March 2, 2009 by and between Broadpoint Securities Group, Inc. and Eric Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 4, 2009 and incorporated herein by reference).
(d)(27)	Stock Option Agreement ($3.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.75 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(28)	Stock Option Agreement ($4.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.76 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(29)	Stock Option Agreement ($3.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.77 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(30)	Stock Option Agreement ($4.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.78 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(31)	Restricted Stock Units Agreement dated January 1, 2009 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.79 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(32)	Restricted Stock Units Agreement dated January 1, 2009 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.80 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(33)	Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.81 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(34)	Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.82 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).

Exhibit No.	Description
(d)(35)	Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Robert Turner (filed as Exhibit 10.83 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(36)	Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.84 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(37)	Trade Name and Trademark Agreement, dated June 5, 2009 by and among Broadpoint Securities Group, Inc., Eric J. Gleacher and certain other parties thereto (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 8, 2009 and incorporated herein by reference).
(d)(38)	Amended and Restated Broadpoint Gleacher Securities Group, Inc. 2003 Non-Employee Directors Stock Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2009 and incorporated herein by reference).
(d)(39)	Amended and Restated Broadpoint Gleacher Securities Group, Inc. 2007 Incentive Compensation Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 22, 2009 and incorporated herein by reference).
(d)(40)	Form of 2003 Non-Employee Directors Stock Plan Restricted Stock Agreement (filed as Exhibit 10.89 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(41)	Form of 2003 Non-Employee Directors Stock Plan Stock Option Agreement (filed as Exhibit 10.90 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(42)	Restricted Stock Units Agreement dated June 30, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.91 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(43)	Restricted Stock Units Agreement dated June 30, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.92 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(44)	Restricted Stock Units Agreement dated August 21, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference).
(d)(45)	Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock dated February 21, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 22, 2010).
(d)(46)	Restricted Stock Units Agreement dated January 1, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.57 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(47)	Restricted Stock Units Agreement dated January 1, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.58 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(48)	Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.59 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).

Exhibit No.	Description
(d)(49)	Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(50)	Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Robert Turner (filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(51)	Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.62 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(52)	Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Robert Turner dated March 31, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2010 and incorporated herein by reference).
(d)(53)	Letter Agreement, dated September 21, 2010, by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 24, 2010 and incorporated herein by reference).
(d)(54)	Letter Agreement, dated October 27, 2010, by and between Gleacher & Company, Inc. and Eric J. Gleacher (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 28, 2010 and incorporated herein by reference).
(d)(55)	Stock Option Agreement (1,350,000 shares) dated November 10, 2010 by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.67 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(56)	Stock Option Agreement (650,000 shares) dated November 10, 2010 by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.68 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(57)	Restricted Stock Units Agreement dated February 15, 2011, by and between Gleacher & Company, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.69 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(58)	Restricted Stock Units Agreement dated February 15, 2011, by and between Gleacher & Company, Inc. and Jeffrey Kugler (filed as Exhibit 10.70 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(59)	Letter Agreement, dated April 18, 2011, between the Company and Thomas J. Hughes (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 22, 2011 and incorporated herein by reference).
(d)(60)	2007 Incentive Compensation Plan Stock Option Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(61)	Inducement Stock Option Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(62)	Inducement Restricted Stock Units Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).

Exhibit No.	Description
(d)(63)	Letter Agreement, dated April 22, 2011, between the Company and Peter J. McNierney (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed April 22, 2011 and incorporated herein by reference).
(d)(64)	Letter Agreement, dated July 7, 2011, by and between Gleacher & Company, Inc. and John Griff (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 13, 2011 and incorporated herein by reference).
(d)(65)	2007 Incentive Compensation Plan Stock Option Agreement, dated August 4, 2011, by and between Gleacher & Company, Inc. and John Griff (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(66)	Form of 2003 Non-Employee Directors Stock Plan Restricted Stock Agreement (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(67)	Form of 2003 Non-Employee Directors Stock Plan Option Agreement (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(68)	Letter Agreement between Gleacher & Company, Inc. and Jeffery Kugler, dated August 22, 2011 (filed as Exhibit 10.1 on the Company's Current Report on Form 8-K filed August 22, 2011 and incorporated herein by reference).
(d)(69)	Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Robert Turner, dated March 31, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2010 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLEACHER & COMPANY, INC.
By:	/s/ THOMAS J. HUGHES
Name: Thomas J. Hughes
Title: Chief Executive Officer

Dated: September 14, 2011

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 14, 2011.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 14, 2011.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 14, 2011
(a)(1)(F)
Letter from Standard Retirement Services to participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan, dated September 14, 2011.
(a)(1)(G)
Direction form for participants in the Gleacher & Company Securities, Inc. Employees' Retirement and Savings Plan who hold shares in the legacy Gleacher & Company, Inc. Fund through the trustee of the plan.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated September 14, 2011.
(b)(1)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of March 2, 2009, among Broadpoint Securities Group, Inc., Magnolia Advisory LLC, Gleacher Partners Inc., certain stockholders of Gleacher Partners Inc. and each of the holders of interests in Gleacher Holdings LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 4, 2009).
(d)(2)
Registration Rights Agreement, dated as of June 5, 2009, between Broadpoint Securities Group, Inc. and Eric J. Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 8, 2009).
(d)(3)
Registration Rights Agreement, dated as of September 21, 2007, by and among First Albany Companies Inc., MatlinPatterson FA Acquisition LLC, Robert M. Tirschwell and Robert M. Fine (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 27, 2007 and incorporated herein by reference).
(d)(4)
Amendment No. 1 to Registration Rights Agreement dated as of March 4, 2008 by and among the Company, MatlinPatterson FA Acquisition LLC, Robert M. Tirschwell and Robert M. Fine (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed March 6, 2008 and incorporated herein by reference).
(d)(5)
First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees effective January 1, 2005 (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(6)	First Albany Companies Inc. 1999 Long-Term Incentive Plan, as amended (filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).

Exhibit No.	Description
(d)(7)	Broadpoint Securities Group, Inc. Senior Management Bonus Plan effective January 1, 2008 (filed as Exhibit B to the Company's Proxy Statement on Schedule 14A filed April 28, 2008 and incorporated herein by reference).
(d)(8)
First Albany Companies Inc. 2001 Long Term Incentive Plan dated October 18, 2001 (filed as Exhibit 99.A to the Company's Registration Statement on form S-8 filed July 31, 2002 (File No. 333-97467) and incorporated herein by reference).
(d)(9)
First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees effective January 1, 2005 (filed as Exhibit 4(f) to the Company's Registration Statement on Form S-8 filed January 10, 2005 (File No. 333-121928) and incorporated herein by reference).
(d)(10)
Restricted Share Award Agreement dated June 30, 2006 between First Albany Companies Inc. and Peter McNierney (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(11)
Form of Restricted Stock Agreement pursuant to the Gleacher & Company, Inc. 2003 Non-Employee Directors' Stock Plan (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(12)
Form of Restricted Stock Unit Agreement pursuant to the 2007 Incentive Compensation Plan (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed September 27, 2007 and incorporated herein by reference).
(d)(13)
2007 Incentive Compensation Plan Restricted Stock Units Agreement dated as of March 4, 2008 between the Company and Lee Fensterstock (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed March 6, 2008 and incorporated herein by reference).
(d)(14)	Restricted Stock Unit Agreement between the Company and Robert Turner (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(15)
Description of Non-Employee Director Compensation As Set By Board of Directors—Effective September 21, 2007, (filed as Exhibit 10.69 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(16)
Non-Compete and Non-Solicit Agreement dated as of September 21, 2007 by and between First Albany Companies, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.70 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(17)
Addendum to Non-Compete and Non-Solicit Agreement dated as of September 21, 2007 by and between First Albany Companies, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.71 to the Company's Annual Report on Form 10-K filed March 28, 2008 and incorporated herein by reference).
(d)(18)
Preferred Stock Purchase Agreement with Mast Credit Opportunities I Master Fund Limited by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(19)
Common Stock Purchase Warrant, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).

Exhibit No.	Description
(d)(20)	Registration Rights Agreement, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(21)
Preemptive Rights Agreement, by and between Broadpoint Securities Group, Inc. and Mast Credit Opportunities I Master Fund Limited dated June 27, 2008 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed July 1, 2008 and incorporated herein by reference).
(d)(22)
Restricted Stock Unit Agreement dated June 30, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.84 to the Company's Quarterly Report on Form 10-Q filed August 14, 2008 and incorporated herein by reference).
(d)(23)
Restricted Stock Unit Agreement dated June 30, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.85 to the Company's Quarterly Report on Form 10-Q filed August 14, 2008 and incorporated herein by reference).
(d)(24)
Stock Purchase Agreement by and among Broadpoint Securities Group, Inc., American Technology Research Holdings, Inc., Richard J. Prati, Curtis L. Snyder, Richard Brown, Robert Sanderson and Bradley Gastwirth, dated as of September 2, 2008 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed September 5, 2008 and incorporated herein by reference).
(d)(25)
Non-Compete and Non-Solicit Agreement dated as of March 2, 2009 by and between Broadpoint Securities Group, Inc. and Eric Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 4, 2009 and incorporated herein by reference).
(d)(26)
Employment Agreement dated as of March 2, 2009 by and between Broadpoint Securities Group, Inc. and Eric Gleacher (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed March 4, 2009 and incorporated herein by reference).
(d)(27)
Stock Option Agreement ($3.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.75 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(28)
Stock Option Agreement ($4.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.76 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(29)
Stock Option Agreement ($3.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.77 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(30)
Stock Option Agreement ($4.00 exercise price) dated December 18, 2008 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.78 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(31)
Restricted Stock Units Agreement dated January 1, 2009 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.79 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).

Exhibit No.	Description
(d)(32)	Restricted Stock Units Agreement dated January 1, 2009 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.80 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(33)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.81 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(34)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.82 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(35)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Robert Turner (filed as Exhibit 10.83 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(36)
Restricted Stock Units Agreement dated February 13, 2009 by and between Broadpoint Securities Group, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.84 to the Company's Annual Report on Form 10-K filed March 26, 2009 and incorporated herein by reference).
(d)(37)
Trade Name and Trademark Agreement, dated June 5, 2009 by and among Broadpoint Securities Group, Inc., Eric J. Gleacher and certain other parties thereto (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 8, 2009 and incorporated herein by reference).
(d)(38)
Amended and Restated Broadpoint Gleacher Securities Group, Inc. 2003 Non-Employee Directors Stock Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 22, 2009 and incorporated herein by reference).
(d)(39)
Amended and Restated Broadpoint Gleacher Securities Group, Inc. 2007 Incentive Compensation Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 22, 2009 and incorporated herein by reference).
(d)(40)
Form of 2003 Non-Employee Directors Stock Plan Restricted Stock Agreement (filed as Exhibit 10.89 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(41)
Form of 2003 Non-Employee Directors Stock Plan Stock Option Agreement (filed as Exhibit 10.90 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(42)
Restricted Stock Units Agreement dated June 30, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.91 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(43)
Restricted Stock Units Agreement dated June 30, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.92 to the Company's Quarterly Report on Form 10-Q filed August 14, 2009 and incorporated herein by reference).
(d)(44)
Restricted Stock Units Agreement dated August 21, 2009 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 27, 2009 and incorporated herein by reference).
(d)(45)
Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock dated February 21, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 22, 2010).

Exhibit No.	Description
(d)(46)	Restricted Stock Units Agreement dated January 1, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.57 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(47)
Restricted Stock Units Agreement dated January 1, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.58 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(48)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Lee Fensterstock (filed as Exhibit 10.59 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(49)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Peter McNierney (filed as Exhibit 10.60 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(50)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Robert Turner (filed as Exhibit 10.61 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(51)
Restricted Stock Units Agreement dated February 11, 2010 by and between Broadpoint Gleacher Securities Group, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.62 to the Company's Annual Report on Form 10-K filed March 15, 2010 and incorporated herein by reference).
(d)(52)
Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Robert Turner dated March 31, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2010 and incorporated herein by reference).
(d)(53)
Letter Agreement, dated September 21, 2010, by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 24, 2010 and incorporated herein by reference).
(d)(54)
Letter Agreement, dated October 27, 2010, by and between Gleacher & Company, Inc. and Eric J. Gleacher (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 28, 2010 and incorporated herein by reference).
(d)(55)
Stock Option Agreement (1,350,000 shares) dated November 10, 2010 by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.67 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(56)
Stock Option Agreement (650,000 shares) dated November 10, 2010 by and between Gleacher & Company, Inc. and Peter J. McNierney (filed as Exhibit 10.68 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(57)
Restricted Stock Units Agreement dated February 15, 2011, by and between Gleacher & Company, Inc. and Patricia Arciero-Craig (filed as Exhibit 10.69 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).
(d)(58)
Restricted Stock Units Agreement dated February 15, 2011, by and between Gleacher & Company, Inc. and Jeffrey Kugler (filed as Exhibit 10.70 to the Company's Annual Report on Form 10-K filed March 15, 2011 and incorporated herein by reference).

Exhibit No.	Description
(d)(59)	Letter Agreement, dated April 18, 2011, between the Company and Thomas J. Hughes (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 22, 2011 and incorporated herein by reference).
(d)(60)
2007 Incentive Compensation Plan Stock Option Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(61)
Inducement Stock Option Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(62)
Inducement Restricted Stock Units Agreement dated May 9, 2011, by and between Gleacher & Company, Inc. and Thomas J. Hughes (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
(d)(63)
Letter Agreement, dated April 22, 2011, between the Company and Peter J. McNierney (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed April 22, 2011 and incorporated herein by reference).
(d)(64)
Letter Agreement, dated July 7, 2011, by and between Gleacher & Company, Inc. and John Griff (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 13, 2011 and incorporated herein by reference).
(d)(65)
2007 Incentive Compensation Plan Stock Option Agreement, dated August 4, 2011, by and between Gleacher & Company, Inc. and John Griff (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(66)
Form of 2003 Non-Employee Directors Stock Plan Restricted Stock Agreement (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(67)	Form of 2003 Non-Employee Directors Stock Plan Option Agreement (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed August 8, 2011 and incorporated herein by reference).
(d)(68)
Letter Agreement between Gleacher & Company, Inc. and Jeffery Kugler, dated August 22, 2011 (filed as Exhibit 10.1 on the Company's Current Report on Form 8-K filed August 22, 2011 and incorporated herein by reference).
(d)(69)
Letter Agreement between Broadpoint Gleacher Securities Group, Inc. and Robert Turner, dated March 31, 2010 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 31, 2010 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX